Exhibit 3.1

ARC REALTY FINANCE TRUST, INC.

ARTICLES SUPPLEMENTARY

ARC Realty Finance Trust, Inc., a Maryland corporation (the “Company”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Under a power contained in Section 5.2(ii) of Article V of the charter of the Company (the “Charter”), the Board of Directors of the Company (the “Board”), by duly adopted resolutions reclassified and designated 1,000 authorized but unissued shares of common stock, $0.01 par value per share, as shares of convertible stock, $0.01 par value per share (the “Convertible Shares”), with the following preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption, which, upon any restatement of the Charter, shall become part of Article V of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof. Unless otherwise defined below, capitalized terms used below have the meanings given to them in the Charter.

Convertible Shares

(1) Designation and Number. A class of Shares, designated as shares of convertible stock (the “Convertible Shares”), is hereby established. The number of Convertible Shares shall be 1,000.

(2) Definitions.

(a) “Advisory Agreement Termination” means a termination or expiration without renewal (except to the extent of a termination or expiration with the Company followed by the adoption of the same or substantially similar Advisory Agreement with a successor, whether by merger, consolidation, sale of all or substantially all of the Assets, or otherwise) of the Company’s Advisory Agreement with ARC Realty Finance Advisors, LLC for any reason except for a termination or expiration without renewal due to (i) fraud, criminal conduct, willful misconduct, gross negligence or negligent breach of a fiduciary duty by ARC Realty Finance Advisors, LLC or (ii) a material breach by ARC Realty Finance Advisors, LLC of the Advisory Agreement.

(b) “Change of Control” means any (i) event (including, without limitation, issuance, transfer or other disposition of Shares, merger, share exchange or consolidation) after which any “person” (as that term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of Securities representing greater than 50% of the combined voting power of the Company’s then outstanding Securities; provided, that a Change of Control shall not be deemed to occur as a result of any Offering of the Common Shares, or (ii) direct or indirect sale, transfer, conveyance or other disposition (other than pursuant to clause (i)) of all or substantially all of the Properties or Assets to any “person” (as that term is used in Sections 13(d) and 14(d) of the Exchange Act).

(c) “Closing Price” on any date means, with respect to any class or series of outstanding Shares, the last sale price for such Shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Shares, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if such Shares are not listed or admitted to trading on the NYSE, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Shares are listed or admitted to trading or, if such Shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the principal automated quotation system that may then be in use or, if such Shares are not quoted by any such system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Shares selected by the Board or, in the event that no trading price is available for such Shares, the fair market value of Shares, as determined by the Board.

(d) “Conversion Product” means the product of 0.15 times the amount, if any, by which (i) the sum of the Enterprise Value as of the date of the Triggering Event plus total Distributions paid to holders of Common Shares through the date of the Triggering Event exceeds (ii) the sum of Invested Capital plus the Stockholders’ 6% Return as of the date of the Triggering Event; provided, however, that the Conversion Product shall be reduced by an amount equal to the total Annual Subordinated Performance Fees (as defined in the Advisory Agreement) paid by the Company to ARC Realty Finance Advisors, LLC or any Affiliate of ARC Realty Finance Advisors, LLC pursuant to the Advisory Agreement.

(e) “Enterprise Value” means the actual value of the Company as a going concern based on the difference between (i) the actual value of all of its assets as determined by the Board, including a majority of the Independent Directors, and (ii) all of its liabilities as set forth on its balance sheet for the period ended immediately prior to the determination date; provided that (A) if the Enterprise Value is being determined in connection with a Change of Control that establishes the Company’s net worth, then the Enterprise Value shall be the net worth established thereby and (B) if the Enterprise Value is being determined in connection with a Listing, then the Enterprise Value shall be equal to the number of outstanding Common Shares multiplied by the Closing Price of a single Common Share averaged over a period of 30 trading days during which the Common Shares are listed or quoted for trading after the date of Listing. Such period of 30 trading days shall be mutually agreed upon by the Board, including a majority of the Independent Directors, and the Advisor. For purposes hereof, a “trading day” shall be any day on which the NYSE is open for trading whether or not the Common Shares are then listed on the NYSE and whether or not there is an actual trade of Common Shares on any such day. If the holder of Convertible Shares disagrees as to the Enterprise Value as determined by the Board, then each of the holder of Convertible Shares and the Company shall name one appraiser and the two named appraisers shall promptly agree in good faith to the appointment of one other appraiser whose determination of the Enterprise Value shall be final and binding on the parties as to Enterprise Value. The cost of any appraisal shall be split evenly between the Company and the Advisor.

(f) “NYSE” means the New York Stock Exchange.

(g) “Stockholders’ 6% Return” means, as of any date, an amount equal to an aggregated 6% cumulative, pre-tax, non-compounded, annual return on Invested Capital.

(3) Distribution Rights. The holders of any outstanding Convertible Shares shall not be entitled to receive dividends or other Distributions on the Convertible Shares.

(4) Voting Rights.

(a) Except for the voting rights expressly conferred by Section 4(b) herein, the holders of the outstanding Convertible Shares shall not be entitled to (i) vote on any matter or (ii) receive notice of, or to participate in, any meeting of Stockholders at which they are not entitled to vote.

(b) The affirmative vote of the holders of more than two-thirds of the outstanding Convertible Shares, voting together as a single class for such purposes with each share entitled to vote, shall be required to (i) adopt any amendment, alteration or repeal of any provision of the Charter that materially and adversely changes the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other Distributions, qualifications or terms and conditions of redemption of the Convertible Shares (it being understood that an increase in the number of Directors is not a material and adverse change) and (ii) effect or validate a consolidation with or merger of the Company into another entity, or a consolidation with or merger of another entity into the Company, unless in each such case each Convertible Share (A) shall remain outstanding without a material and adverse change to its terms and rights or (B) shall be converted into or exchanged for shares of stock or other ownership interest of the surviving entity having preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption thereof identical to that of a Convertible Share (except for changes that do not materially and adversely affect the holders of the Convertible Share); provided, however, that this vote shall be in addition to any other vote or consent of Stockholders required by law or by the Charter.

(5) Conversion.

(a) Each outstanding Convertible Share shall become convertible into a number of Common Shares as and at the time set forth in paragraph (b) of this Section 5, automatically and without any further action required, upon the occurrence of the first to occur of any of the following events (the “Triggering Event”): (i) the date when the Company shall have paid total Distributions in an amount equal to or in excess of the sum of Invested Capital and the Stockholders’ 6% Return; (ii) a Listing; or (iii) an Advisory Agreement Termination.

(b) Upon a Triggering Event, each Convertible Share shall be converted into a number of Common Shares equal to 1/1000 of the quotient of (i) the Conversion Product divided by (ii) the quotient of the Enterprise Value divided by the number of outstanding Common Shares (on an as converted basis) on the date of the Triggering Event. The conversion, in the case of conversion upon Listing, shall occur once the Board has determined the Enterprise Value. In the event of a termination or expiration without renewal of the Advisory Agreement with the Advisor due to (x) fraud, criminal conduct, willful misconduct, gross negligence or negligent breach of a fiduciary duty by the Advisor or (y) a material breach by the Advisor of the Advisory Agreement, the Convertible Shares will be redeemed for $1.00.

(c) If, in the judgment of the Board, full conversion of the Convertible Shares would cause (i) a Stockholder (other than an Excepted Holder) to Beneficially Own or Constructively Own Shares in excess of the Share Ownership Limit, (ii) an Excepted Holder to Beneficially Own or Constructively Own Shares in excess of the Excepted Holder Limit for such Excepted Holder, (iii) Shares to be beneficially owned by fewer than 100 Persons or (iv) the Company otherwise to fail to qualify as a REIT, then only such number of Convertible Shares (or fraction thereof) shall be converted into Common Shares such that (A) a Stockholder (other than an Excepted Holder) would not Beneficially Own or Constructively Own Shares in excess of the Share Ownership Limit, (B) an Excepted Holder would not Beneficially Own or Constructively Own Shares in excess of the Excepted Holder Limit for such Excepted Holder, (C) Shares will not be beneficially owned by fewer than 100 Persons or (D) the Company will not otherwise fail to qualify as a REIT. Each remaining Convertible Share shall convert as provided herein when the Board determines that conversion of the Convertible Share would not cause (w) a Stockholder (other than an Excepted Holder) to Beneficially Own or Constructively Own Shares in excess of the Share Ownership Limit, (x) an Excepted Holder to Beneficially Own or Constructively Own Shares in excess of the Excepted Holder Limit for such Excepted Holder, (y) Shares to be beneficially owned by fewer than 100 Persons or (z) the Company otherwise to fail to qualify as a REIT. The Board shall consider whether it can make this determination at least once per quarter following a Triggering Event.

(d) As promptly as practicable after a Triggering Event, the Company shall issue and deliver to each holder of Convertible Shares a certificate or certificates representing the number of Common Shares into which his, her or its Convertible Shares were converted (or shall cause the issuance of the Common Shares to be reflected in the Company’s stock ledger, if the Common Shares are uncertificated). The person in whose name the Common Shares are issued shall be deemed to have become a Stockholder of record on the date of conversion.

(e) The issuance of Common Shares on conversion of outstanding Convertible Shares shall be made by the Company without charge for expenses or for any tax in respect of the issuance of the Common Shares.

(f) In the event of any reclassification or recapitalization of the outstanding Common Shares (except a change in par value, or from no par value to par value, or subdivision or other split or combination of Shares), or in case of any consolidation or merger to which the Company is a party, except a merger in which the Company is the surviving corporation and which does not result in any reclassification or recapitalization, the Company or the successor or purchasing business entity shall provide that the holder of each Convertible Share then outstanding shall thereafter continue to have the right, with as nearly the same economic rights and effects as possible, to convert, upon a Triggering Event, the Convertible Shares into the kind and amount of stock and other securities and property received by holders of the Common Shares in connection with the reclassification, recapitalization, consolidation or merger. The provisions of this Section 5(f) shall similarly apply to successive reclassifications, recapitalizations, consolidations or mergers.

(g) Common Shares issued on conversion of Convertible Shares shall be issued as fully paid Shares and shall be nonassessable by the Company. The Company shall, at all times, reserve and keep available, for the purpose of effecting the conversion of the outstanding Convertible Shares, the number of its duly authorized Common Shares as shall be sufficient to effect the conversion of all of the outstanding Convertible Shares.

(h) Convertible Shares converted as provided herein shall become authorized but unissued Common Shares.

SECOND: The Convertible Shares have been classified and designated by the Board under the authority contained in the Charter.

THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

FOURTH: The undersigned acknowledges these Articles Supplementary to be the corporate act of the Company and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

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IN WITNESS WHEREOF, the Company has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Executive Officer and attested to by its Secretary on this 30th day of December, 2014.

ATTEST:	ARC REALTY FINANCE TRUST, INC.

By: ___/s/ Nicholas Radesca ________	By: ___/s/ Peter M. Budko__________ (SEAL)
Name: Nicholas Radesca	Name: Peter M. Budko
Title: Secretary	Title: Chief Executive Officer

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